SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Boston Properties Limited Partnership

(Name of Subject Company (Issuer))

Boston Properties Limited Partnership

(Name of Filing Person (Issuer))

3.75% Exchangeable Senior Notes due 2036

(Title of Class of Securities)

10112RAG9

(CUSIP Number of Class of Securities)

Mortimer B. Zuckerman,

Executive Chairman

Boston Properties, Inc.

The Prudential Center

800 Boylston Street, Suite 1900

Boston, Massachusetts 02199-8103

(617) 236-3300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Daniel P. Adams	Eric G. Kevorkian, Esq.
Ettore A. Santucci	Senior Vice President,
Goodwin Procter LLP	Senior Corporate Counsel
Exchange Place	Boston Properties, Inc.
Boston, Massachusetts 02109	The Prudential Center
(617) 570-1000	800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103 (617) 236-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$450,140,625	$61,400

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.75% Exchangeable Senior Notes due 2036 (the “Notes”), as described herein, is 100% of the principal amount of the Notes plus any accrued but unpaid interest thereon. As of April 15, 2013, there was $450,000,000 aggregate principal amount of Notes outstanding and, as of the date of repurchase, there will be $140,625 of accrued but unpaid interest on the Notes, resulting in an aggregate maximum purchase price of $450,140,625.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of December 13, 2002, between the Boston Properties Limited Partnership, a Delaware limited partnership (the “Partnership”), and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee and paying agent (the “Trustee”), as supplemented by Supplemental Indenture No. 5, dated as of April 6, 2006, between the Partnership and the Trustee (as supplemented, the “Indenture”), relating to the Partnership’s 3.75% Exchangeable Senior Notes due 2036 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Partnership with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Partnership to purchase the Notes, as set forth in the Partnership’s Put Right Notice to Holders of 3.75% Exchangeable Senior Notes due 2036, dated April 15, 2013, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Right Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Notice is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Partnership’s financial condition is not material to a Holder’s decision whether to put the Notes to the Partnership because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Right is not subject to any financing conditions, (iii) the Put Right applies to all outstanding Notes and (iv) the Partnership is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Partnership and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Put Right Notice to Holders of 3.75% Exchangeable Senior Notes due 2036, dated April 15, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated April 15, 2013.

(b)	None.

(d)(1)	Indenture, dated as of December 13, 2002, by and between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.’s Current Report on Form 8-K/A filed on December 13, 2002).

(d)(2)	Supplemental Indenture No. 5, dated as of April 6, 2006, between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.’s Quarterly Report on Form 10-Q filed on May 10, 2006).

(d)(3)	Form of 3.75% Exchangeable Senior Notes due 2036 (attached as Exhibit A to Supplemental Indenture No. 5 filed as Exhibit (d)(2)).

(d)(4)	Notice of Redemption dated April 15, 2013.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2013

BOSTON PROPERTIES LIMITED PARTNERSHIP
By:	Boston Properties, Inc., its general partner

By:	/s/ Michael E. LaBelle
Name: Title:	Michael E. LaBelle Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Put Right Notice to Holders of 3.75% Exchangeable Senior Notes due 2036, dated April 15, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated April 15, 2013.

(b)	None.

(d)(1)	Indenture, dated as of December 13, 2002, by and between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.’s Current Report on Form 8-K/A filed on December 13, 2002).

(d)(2)	Supplemental Indenture No. 5, dated as of April 6, 2006, between the Partnership and the Trustee (incorporated by reference to Exhibit 4.1 to Boston Properties, Inc.’s Quarterly Report on Form 10-Q filed on May 10, 2006).

(d)(3)	Form of 3.75% Exchangeable Senior Notes due 2036 (attached as Exhibit A to Supplemental Indenture No. 5 filed as Exhibit (d)(2)).

(d)(4)	Notice of Redemption dated April 15, 2013.

(g)	None.

(h)	None.